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                                                                     Exhibit 3


FOR IMMEDIATE RELEASE                                                 Contact:
April 8, 1997                                                Peter F. Loscocco
                                                                  614/225-4127

BORDEN CHEMICALS AND PLASTICS LIMITED PARTNERSHIP
ANNOUNCES PLANS FOR CONVERSION TO CORPORATE FORM,
ADOPTS UNITHOLDERS RIGHTS PLAN

               COLUMBUS, OHIO (April 8, 1997) -- The board of directors of BCP Management, Inc., the general partner of Borden Chemicals and Plastics Limited Partnership (NYSE: BCU), today unanimously approved a plan to convert existing ownership interests in the partnership into shares of a newly formed corporation. The change would occur prior to December 31, 1997, when the partnership's exemption from income taxes expires.

               "Conversion to corporate form is the most beneficial move for our unitholders and our business going forward," said Joseph M. Saggese, chairman, president and chief executive officer of the general partner, BCP Management, Inc. "The board's independent committee and the full board of directors, based on the advice of outside financial advisors, reached this same conclusion after months of study."

               Under the proposed conversion plan, which is subject to unitholder approval, all unitholders will be entitled to exchange their existing ownership interests in the partnership for shares of common stock in the new corporation.

               As an alternative to the common stock, unitholders will have the option of exchanging some or all of their units for non-voting, 9.5 percent cumulative preferred stock. Up to $175 million of preferred stock will be issued. If unitholders elect to receive more than this total amount, preferred shares will be issued to electing unitholders on a pro-rata basis.

               Prior to any reduction resulting from unitholders electing to receive preferred stock instead of common stock, unitholders will receive 84 percent of the common stock in the corporation. BCP Management, Inc. will receive the remaining common stock in exchange for all of its interests as controlling general partner, including its incentive distributions.

               Both the common and preferred shares are planned to be listed on the New York Stock Exchange.

               It is expected that converting units to either common or preferred stock will generally be tax-free to unitholders. The conversion to corporate form is subject to, among other conditions, filing and clearance of a combined proxy statement and prospectus, and the approval of a majority of unitholders. The offering of common and preferred stock to be issued in connection with the conversion will be made only by means of a prospectus. A proxy statement and prospectus is expected to be issued to unitholders sometime during the summer.
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               Borden Chemicals and Plastics will continue to operate under the terms of its existing partnership agreement until the conversion is approved and implemented.

               In discussing the merits of the proposed conversion, Saggese said, "We believe corporate form will provide Borden Chemicals and Plastics and its investors with a number of benefits. First, the new corporation will realize a significant step-up from the current tax basis of the partnership, thereby reducing corporate taxes. Second, corporate form should allow a wider range of investors to own our securities. Third, it will simplify tax reporting for our investors. Fourth, the proposal offers a preferred stock for yield-conscious investors, and a common stock for investors more interested in growth. Finally, conversion to a corporation will enhance our financial flexibility to continue growing the business and creating value for our investors."

               Saggese also announced that the board of directors has unanimously adopted a unitholders rights plan, under existing terms of the partnership agreement

               In the event that any entity acquires 15 percent or more of the outstanding units, each holder of a right, other than the acquiring entity, will be entitled to receive, upon payment of the exercise price, that number of units having a market value equal to two times the exercise price. Each right, which is not presently exercisable, has an exercise price of $21. Distribution of the rights will be made on April 21, 1997 to unitholders of record at the close of business on that date. Details of the rights distribution will be contained in a mailing to all unitholders of record of the partnership.

     Borden Chemicals and Plastics Limited Partnership is a leading producer and marketer of polyvinyl chloride resins, methanol and derivatives, and nitrogen products. BCP Management, Inc. is a wholly owned subsidiary of Borden, Inc.